EXHIBIT 99.1

For Immediate Release 21-30-TR	Date:	August 4, 2021

Teck Reports on Wildfire Smoke Impact on Trail Operations

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that smoke from wildfires in southwestern British Columbia has affected operations at its Trail Operations metallurgical facility.

Specifically, the oxygen plant at Trail has been shut down due to poor ambient air quality, and the usual mitigation measures have not been adequate to deal with conditions. Zinc refining operations are running at approximately 70% of normal rates. Lead refining continues to operate normally; however, the lead smelting operations have been temporarily idled.

Resumption of full production will depend on improvements in air quality. Regional air quality conditions are being actively monitored and Trail Operations has response plans in place to protect employee safety.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com